SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of September 30, 2011 together with Independent Auditors´ Limited Review Report

FINANCIAL STATEMENTS AS OF

SEPTEMBER 30, 2011 TOGETHER

WITH INDEPENDENT AUDITORS’

LIMITED REVIEW REPORT

BALANCE SHEETS AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	09-30-2011	12-31-2010
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,733,919	1,456.799
Due from banks and correspondents	5,625,092	4,226,003

Argentine Central Bank (BCRA)	5,383,422	4,096,805
Other local	2,481	2,463
Foreign	239,189	126,735

	7,359,011	5,682,802

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	1,988,990	2,755,562
Holdings booked at amortized cost (Exhibit A)	164	175
Instruments issued by the BCRA (Exhibit A)	2,712,121	2,768,844
Investments in listed private securities (Exhibit A)	152	269
Less: Allowances (Exhibit J)	183	185

	4,701,244	5,524,665

C. LOANS:
To government sector (Exhibits B, C and D)	129,090	197,778
To financial sector (Exhibits B, C and D)	1,638,593	954,746

Interfinancial – (Calls granted)	90,000	30,000
Other financing to local financial institutions	1,397,815	814,393
Interest and listed-price differences accrued and pending collection	150,778	110,353
To non financial private sector and residents abroad (Exhibits B, C and D)	18,974,745	14,285,015

Overdraft	2,659,997	2,366,957
Discounted instruments	2,979,318	2,086,979
Real estate mortgage	890,670	840,841
Collateral Loans	353,002	159,300
Consumer	3,454,023	2,473,244
Credit cards	2,909,836	2,457,922
Other (Note 5 a.)	5,572,019	3,756,482
Interest and listed-price differences accrued and pending collection	206,354	171,582
Less: Interest documented together with main obligation	50,474	28,292
Less: Allowances (Exhibit J)	410,672	383,899

	20,331,756	15,053,640

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	393,610	346,396
Amounts receivable for spot and forward sales to be settled	815,231	225,470
Instruments to be received for spot and forward purchases to be settled (Exhibit O)	110,426	232,152
Premiums for options bought	2,557	5,582
Unlisted corporate bonds (Exhibits B, C and D)	8,398	78,688
Non-deliverable forward transactions balances to be settled	30,139	24,881
Other receivables not covered by debtor classification regulations	119	119
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	93,300	80,883
Less: Allowances (Exhibit J)	1,138	3,721

	1,452,642	990,450

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	779,368	525,766
Interest accrued pending collection (Exhibits B, C and D)	10,241	6,785
Less: Allowances (Exhibit J)	10,909	7,961

	778,700	524,590

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	116,605	115,995
Other (Note 5.b.) (Exhibit E)	135,575	302,532
Less: Allowances (Exhibit J)	—,—	4

	252,180	418,523

G. OTHER RECEIVABLES:
Other (Note 5.c.)	582,745	397,261
Other interest accrued and pending collection	1,545	2,695
Less: Allowances (Exhibit J)	195,117	88,594

	389,173	311,362

H. PREMISES AND EQUIPMENT (Exhibit F):	555,428	520,053

I. OTHER ASSETS (Exhibit F):	27,619	23,890

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	78,132	63,688

	78,132	63,688

K. SUSPENSE ITEMS:	5,666	5,026

TOTAL ASSETS:	35,931,551	29,118,689

(Contd.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	09-30-2011	12-31-2010
LIABILITIES:
L. DEPOSITS (Exhibits H and I):
Government sector	1,655,364	785,956
Financial sector	21,439	10,406
Non financial private sector and residents abroad	26,832,244	21,746,648

Checking accounts	6,033,901	5,070,921
Savings deposits	9,495,293	7,548,744
Time deposits	10,537,724	8,600,142
Investments accounts	134,352	78,009
Other	547,396	389,346
Interest and listed-price differences accrued payable	83,578	59,486

	28,509,047	22,543,010

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	17,872	2,747

Other	17,872	2,747
Banks and International Institutions (Exhibit I)	309,475	88,536
Unsubordinated corporate bonds (Exhibit I)	185,193	—,—
Amounts payable for spot and forward purchases to be settled	28,424	218,075
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	998,119	239,497
Premiums for options written	658	2,348
Financing received from Argentine financial institutions (Exhibit I)	1,899	7,293

Interfinancial – (Calls granted)	—,—	5,100
Other financing from local financial institutions	1,899	2,189
Interest accrued payable	—,—	4
Non-deliverable forward transactions balances to be settled	4,208	8
Other (note 5.d.) (Exhibit I)	1,407,482	1,219,281
Interest and listed-price differences accrued payable (Exhibit I)	2,509	601

	2,955,839	1,778,386

N. OTHER LIABILITIES:
Other (note 5.e.)	687,920	707,289

	687,920	707,289

O. ALLOWANCES (Exhibit J):	394,948	325,728

P. SUSPENSE ITEMS:	13,922	17,361

TOTAL LIABILITIES:	32,561,676	25,371,774

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	3,369,875	3,746,915

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	35,931,551	29,118,689

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	09-30-2011	12-31-2010
DEBIT ACCOUNTS
Contingent
- Guaranties received	3,767,637	2,894,539
- Contra contingent debit accounts	506,276	678,731

	4,273,913	3,573,270

Control
- Receivables classified as irrecoverable	301,345	329,243
- Other (note 5.f.)	57,335,363	56,115,744
- Contra control debit accounts	908,723	593,304

	58,545,431	57,038,291

Derivatives (Exhibit O)
- “Notional” amount of call options bought	60,226	52,702
- “Notional” amount of put options bought	—,—	27,402
- “Notional” amount of non-deliverable forward transactions	4,041,864	2,469,931
- Interest rate SWAP	642,394	263,967
- Contra derivatives debit accounts	4,076,750	2,236,418

	8,821,234	5,050,420

For trustee activities
- Funds in trust	7,053	12,653

	7,053	12,653

TOTAL	71,647,631	65,674,634

CREDIT ACCOUNTS
Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	20,978	70,538
- Guaranties provided to the BCRA	97,017	101,609
- Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	179,982	363,828
- Other guaranties given non covered by debtor classification regulations	69,541	75,403
- Other covered by debtor classification regulations (Exhibits B, C and D)	138,758	67,353
- Contra contingent credit accounts	3,767,637	2,894,539

	4,273,913	3,573,270

Control
- Items to be credited	807,418	510,436
- Other	101,305	82,868
- Contra control credit accounts	57,636,708	56,444,987

	58,545,431	57,038,291

Derivatives (Exhibit O)
- “Notional” amount of call options written	69,230	60,082
- “Notional” amount of put options written	—,—	24,662
- “Notional” amount of non-deliverable forward transactions	4,007,520	2,151,674
- Contra derivatives credit accounts	4,744,484	2,814,002

	8,821,234	5,050,420

For trustee activities
- Contra credit accounts for trustee activities	7,053	12,653

	7,053	12,653

TOTAL	71,647,631	65,674,634

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2011	09-30-2010
A. FINANCIAL INCOME
Interest on cash and due from banks	1	—,—
Interest on loans to the financial sector	148,602	89,281
Interest on overdraft	283,725	216,399
Interest on discounted instruments	199,052	116,764
Interest on real estate mortgage	91,717	82,427
Interest on collateral loans	34,358	17,844
Interest on credit card loans	250,311	163,561
Interest on other loans	740,931	506,823
Interest on other receivables from financial transactions	21,183	8,721
Interest on financial leases	78,278	42,718
Income from secured loans - Decree 1387/01	33,947	61,426
Net income from government and private securities	109,912	796,315
Net income from options	—,—	2,223
Indexation by benchmark stabilization coefficient (CER)	69,036	9,348
Gold and foreign currency exchange difference	165,118	121,636
Other	82,614	65,902

	2,308,785	2,301,388

B. FINANCIAL EXPENSE
Interest on checking accounts	—,—	5,299
Interest on savings deposits	6,428	4,912
Interest on time deposits	674,049	440,357
Interest on interfinancial financing (calls received)	660	284
Interest on other financing of financial institutions	2	227
Interest on other liabilities from financial transactions	5,989	3,630
Other interest	4,072	7,303
Net income from options	50	—,—
Indexation by CER	129	193
Contribution to the deposit guarantee fund	31,791	25,216
Other	109,461	83,699

	832,631	571,120

GROSS INTERMEDIATION MARGIN – GAIN	1,476,154	1,730,268

C. ALLOWANCES FOR LOAN LOSSES	84,088	109,756

D. SERVICE CHARGE INCOME
Related to lending transactions	390,934	276,485
Related to liability transactions	537,053	434,129
Other commissions	67,271	51,067
Other (note 5.g.)	304,502	236,829

	1,299,760	998,510

E. SERVICE CHARGE EXPENSE
Commissions	244,681	194,799
Other (note 5.h.)	101,559	68,543

	346,240	263,342

(Contd.)

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2011	09-30-2010
F. ADMINISTRATIVE EXPENSES
Payroll expenses	923,553	907,404
Fees to Bank Directors and Statutory Auditors	1,712	468
Other professional fees	25,123	24,606
Advertising and publicity	78,016	73,080
Taxes	128,851	91,243
Fixed assets depreciation	47,476	42,033
Organizational expenses amortization	20,921	16,204
Other operating expenses	237,371	179,946
Other	156,376	115,276

	1,619,399	1,450,260

NET GAIN FROM FINANCIAL TRANSACTIONS	726,187	905,420

G. OTHER INCOME
Income from long-term investments	114,639	57,326
Punitive interests	2,912	2,353
Loans recovered and reversals of allowances	67,332	55,270
Other (note 5.i.)	165,873	36,671

	350,756	151,260

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	320	202
Charge for uncollectibility of other receivables and other allowances	179,052	36,625
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	14,789 277	25,894 639
Other	23,710	17,973

	218,148	81,333

NET GAIN BEFORE INCOME TAX	858,795	975,707

I. INCOME TAX (note 4.1)	351,600	175,400

NET INCOME FOR THE PERIOD	507,195	800,307

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

2011											2010
			Non capitalized contributions			Retained earnings
Movements	Capital Stock		Issuance premiums		Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference	Unappropriated earnings		Total	Total
1. Balance at beginning of fiscal year	536,361		175,132		312,979	802,385	88,131	1,831,927		3,746,915	2,926,472
2. Stockholders´ Meeting held on March 30, 2011 and April 30, 2010
- Dividends paid in cash	—,—		—,—		—,—	—,—	—,—	(804,000	)(2)	(804,000)	(480,000)
- Legal reserve	—,—		—,—		—,—	239,636	—,—	(239,636)		—,—	—,—
3. Unrealized valuation difference	—,—		—,—		—,—	—,—	(88,131)	—,—		(88,131)	48,348
4. Subscription of shares approved by Stockholders´ Meeting held on March 30, 2011	517	(3)	7,379	(3)	—,—	—,—	—,—	—,—		7,896	—,—
5. Net income for the period	—,—		—,—		—,—	—,—	—,—	507,195		507,195	800,307

6. Balance at the end of the period	536,878		182,511		312,979	1,042,021	—,—	1,295,486		3,369,875	3,295,127

(1)	Adjustments to stockholders´equity refers to Adjustment to Capital Stock.
(2)	Approved by the B.C.R.A. through its Resolution No 312/04/11 dated March 18, 2011 and paid on April 26, 2011.
(3)	See note 1.3

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos-

	09-30-2011	09-30-2010
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	5,835,595 (1)	5,273,542 (1)
Cash and cash equivalents at the end of the period	7,737,643 (1)	6,433,071 (1)

Net increase in cash and cash equivalents	1,902,048	1,159,529

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
- Government and private securities	1,124,102	495,238
- Loans	(3,149,445)	(1,165,480)

to financial sector	(608,352)	(122,837)
to non-financial public sector	21,481	20,271
to non-financial private sector and residents abroad	(2,562,574)	(1,062,914)
- Other receivables from financial transactions	31,984	198,706
- Receivables from financial leases	(254,110)	(96,145)
- Deposits	5,141,422	2,781,536

to financial sector	11,033	(153,957)
to non-financial public sector	856,010	795,341
to non-financial private sector and residents abroad	4,274,379	2,140,152
- Other liabilities from financial transactions	283,261	127,795

Financing from financial or interfinancial sector (calls received)	(5,100)	20,428
Others (except liabilities included in Financing Activities)	288,361	107,367
Collections related to service charge income	1,294,802	997,697
Payments related to service charge expense	(342,954)	(263,229)
Administrative expenses paid	(1,551,793)	(1,303,273)
Organizational and development expenses paid	(16,063)	(12,531)
Net collections from punitive interest	2,592	2,151
Differences from judicial resolutions paid	(14,789)	(25,894)
Collections of dividends from other companies	25,934	2,400
Other collections related to other income and expenses	196,136	93,472

Net cash flows provided by operating activities	2,771,079	1,832,443

Investment activities
Net payments from premises and equipment	(82,851)	(80,046)
Net (payments) / collections from other assets	(4,006)	1,581
Collections from sales of ownership interests in other companies	255,757	—,—
Other payments from investment activities	(209,526)	(47,271)

Net cash flows used in investment activities	(40,626)	(125,736)

Financing activities
Net collections/ (payments) from:
Unsubordinated corporate bonds	185,193	—,—
- Argentine Central Bank	15,002	(34)

Other	15,002	(34)
- Banks and international agencies	220,939	23,970
- Financing received from local financial institutions	(290)	(252)
Capital contributions	7,896	—,—
Cash dividends paid	(804,000)	(480,000)
Other payments related to financing activities	(453,146)	(90,862)

Net cash flows used in financing activities	(828,406)	(547,178)

Financial results and results from holdings of cash and cash equivalents (including interest)	1	—,—

Net increase in cash and cash equivalents	1,902,048	1,159,529

(1)	See note 16 “Statements of cash and cash equivalents flow”

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2010, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1 Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its main place of business in Buenos Aires, Argentina, and operates a 240-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.99% of the corporate stock as of September 30, 2011.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2 Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total
Capital Stock as of December 31, 2006:				471,361
03-27-2009	10-05-2009	(1)	65,000	536,361
03-30-2011	09-14-2011	(2)	517	536,878(3)

(1)	For payment of share dividend.

(2)	See note 1.3.

(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3 Consolidar Comercializadora S.A. merged by absorption into BBVA Banco Francés S.A.

On February 10, 2011, the Board of Directors of BBVA Francés and Consolidar Comercializadora S.A. entered into a “Preliminary merger agreement”, whereby BBVA Francés incorporates Consolidar Comercializadora S.A. on the basis of these companies’ financial statements as of December 31, 2010 and Consolidar Comercializadora S.A. goes through a dissolution without liquidation process.

On March 30, 2011, the Ordinary and Extraordinary Shareholders’ Meeting of BBVA Francés and the Extraordinary Shareholders’ Meeting of Consolidar Comercializadora S.A., approved said preliminary merger agreement, as well as the consolidated merging balance sheet as of December 31, 2010 and the shares’ exchange ratio.

In addition, the Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 516,544 book-entry, ordinary shares with a par value of $ 1 each and 1 vote per share, to be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Consolidar Comercializadora S.A.

The parties have agreed on July 1, 2011 as the merger effective date, with that being the date as of which all the assets and liabilities of the target company have been transferred. On July 5, 2011, the CNV approved the merger and the listing of the shares pertaining to the capital increase. On September 14, 2011, the merger was registered with the Public Registry of Commerce. As a result, the capital stock increased by 517, generating an issuance premium of 7,379.

In this respect, Consolidar Comercializadora S.A.’s assets and liabilities, existing as of July 1, 2011, were incorporated on a line-by-line basis into those of BBVA Francés and amounted to 65,620 and 53,931, respectively.

1.4 Sale of Consolidar Compañía de Seguros de Retiro S.A.

On March 31, 2011, a purchase and sale agreement was executed for the aggregate shares held by Consolidar Compañía de Seguros de Retiro S.A. (Consolidar Retiro) between BBVA Francés, holder of 66.21% of the capital stock, and Banco Bilbao Vizcaya Argentaria S.A., holder of 33.79% of the capital stock, in their capacities as selling shareholders, and Orígenes Compañía de Seguros de Retiro S.A., C.M.S. de Argentina S.A. and Grupo Dolphin Holding S.A., in their capacities as buying shareholders.

Pursuant to said agreement, a price was established for the shares, at 380,000, adjustable on the basis of the proceeds resulting from the sale of the interest held by Consolidar Retiro in the real estate for own use where it has its offices. The price was paid pro rata of the shareholding of each one of the sellers in Consolidar Retiro. In addition, the closing of the transaction was subject to the satisfactory fulfillment of certain conditions precedent, which included the authorization of the National Superintendence of Insurance (S.S.N.).

On May 13, 2011, the transaction was approved by the S.S.N., with the stock purchase agreement having been closed and the transfer of shares consummated on June 10, 2011.

1.5 Sale of Consolidar Aseguradora de Riesgos del Trabajo S.A.

On October 6, 2011, a purchase and sale agreement was executed for the aggregate shares held by Consolidar Aseguradora de Riesgos del Trabajo S.A. (Consolidar ART) between BBVA Francés, holder of 12.50% of the capital stock, and Banco Bilbao Vizcaya Argentaria S.A., holder of 87.50% of the capital stock, in their capacities as selling shareholders, and Galeno Argentina S.A. in its capacity as buyer.

Pursuant to said agreement, a price has been established for the shares, at US$ 59,443,137, adjustable on the basis of the net proceeds resulting from the sale of the interest held by Consolidar ART in the real estate for own use where it has its offices. The price shall be paid pro rata of the shareholding of each one of the sellers in Consolidar ART. The closing of the transaction is subject to the authorization of the S.S.N.

1.6 Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the Argentine Central Bank (BCRA).

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Francés applied the mentioned restatement until February 28, 2003.

2.2 Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2010, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of September 30, 2010.

On February 11, 2011, pursuant to Communication “A” 5180 and supplementary rules, BCRA has incorporated certain changes into its rules concerning the valuation and presentation of debt instruments issued by the non-financial public sector and of debt instruments used as monetary regulation tools that shall come into force on March 1, 2011. As a result, for comparative purposes, the Bank has adapted the presentation of the balances of such assets in the Balance Sheet as of December 31, 2010.

It must be clarified that these changes do not have a significant impact on the presentation of the financial statements as of such date considered as a whole.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2011 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

I.	As of September 30, 2011:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of the close of the period. Differences in listed prices were credited/charged to income for the period.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of the close of the period. Differences in listed prices were charged to income for the period.

II.	As of December 31, 2010:

As stated in Note 2.2., for comparative purposes, the Bank adapted the presentation of the balances of these assets in the Balance Sheet.

•	Holdings booked at fair value and instruments issued by the BCRA at fair value:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale) for 4,813 and 65,962, respectively: they were valued based on current listed prices for each security as of the close of the fiscal year. Differences in listed prices were credited/charged to income for the fiscal year.

•

Holdings available for sale (Government Securities) for 695,479: according to Communication “A” 4702, the Government securities expressly included in the list of volatilities published by the BCRA on a monthly basis, were classified as “Available for sale”.

They were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of December 31, 2010, the amount recorded was 87,877 (income).

•

Unlisted government securities for 2,055,270: they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898.

•

Holdings available for sale (Instruments issued by the BCRA) for 532,818: according to Communication “A” 4702, the instruments issued by the BCRA expressly included in the list of volatilities published by the BCRA on a monthly basis, were classified as “Available for sale”.

They were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of December 31, 2010, the amount recorded was 254 (income).

•	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost:

•

Unlisted government securities for 175: they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898.

•

Unlisted instruments issued by the BCRA for 2,170,064: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of December 31, 2010, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments for 269: they were valued based on current listed prices as of the close of the fiscal year. Differences in listed prices were charged to income for the fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of September 30, 2011 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180 and “A” 4898, respectively. An amount has been added to said balancing account to match their book values to fair values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of September 30, 2011 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-	Federal government secured loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of September 30, 2011 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

-	Securities: with Holdings booked at fair value and Instruments issued by B.C.R.A at fair value: according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2011 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of September 30, 2011 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of September 30, 2011 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical installments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.), Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión): were valued by the equity method at the end of the period or fiscal year.

•	Consolidar Cía. de Seguros de Retiro S.A.: was valued by the equity method as of December 31, 2010.

-	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A., Visa Argentina S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•

Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates were valued based on the following methods:

•	Consolidar A.R.T. (see note 1.5) and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of September 30, 2011 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,345,630 and 1,330,841, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Supreme Court of Justice of Argentina confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of September 30, 2011 and the end of the previous fiscal year, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions receivable/payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Call and put options bought and written:

As of September 30, 2011 and the end of the previous fiscal year, these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the period or fiscal year.

•	Repo and Reverse Repo transactions

As of September 30, 2011, they were valued on the basis of the quotations prevailing for each security at the end of the period. Quotation differences were charged to income (loss) for the period.

o)	Term investments yielding variable income - Communication “A” 2482 and supplemented:

As of September 30, 2011 and the end of the previous fiscal year, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, was accrued on the basis of the change in the price of the assets or the indicators contained in the provision and the terms and conditions of the respective transactions were also considered. Any said change was restricted to a given range of contractually agreed values.

p)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of September 30, 2011 and the end of the previous fiscal year.

r)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

t)	Statement of Income Accounts:

-	As of September 30, 2011 and 2010, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u)	Earning per share:

As of September 30, 2011, the Bank calculated the earning per share on the basis of 536,418,700 ordinary shares (which was calculated as the weighted average of the quantity of shares during the nine months that make up the fiscal year) and as of September 30, 2010 on the basis of 536,361,306 ordinary shares of $ 1 par value each. The net income for each period on those dates is as follows:

	09-30-2011	09-30-2010
Net income for the period	507,195	800,307
Earning per share for the nine-month period – (stated in pesos)	0.95	1,49

v)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ARGENTINA

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation and disclosure criteria incorporated to the generally accepted accounting principles in Argentina.

The main differences between the regulations of the BCRA and the generally accepted accounting principles in Argentina are detailed below:

I. Valuation criteria

a)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 167,300 and 62,300 as of September 30, 2011 and the end of the previous fiscal year, respectively, should be recovered.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of September 30, 2011 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, the stockholders’ equity would have decreased in 10,276 and would have increased in 3,729, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended September 30, 2011 and 2010 would have been 14,005 (loss) and 2,936 (income), respectively.

c)	Consolidar A.F.J.P. S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 20,109 write-down for the real estate in its stand-alone and consolidated balance sheet as of September 30, 2011 and the end of the previous fiscal year to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

d)	Consolidar Retiro. S.A. building acquisition

On June 7, 2011, the Bank acquired from Consolidar Retiro the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 7,062 write-down for the real estate in its stand-alone and consolidated balance sheet as of September 30, 2011 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company as of that date. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

II.	Valuation criteria and aspects related to disclosure of information

a)	Holdings available for sale

As of December 31, 2010, the Bank charged to the account “Unrealized valuation difference” in stockholders’ equity an income of 88,131, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in Argentina do not endorse this accounting treatment. As of December 31, 2010 and September 30, 2010, 102,264 (income), and 48,348 (income), respectively, should have been charged to income for the fiscal year or period, respectively.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of September 30, 2011 and 2010, the Bank recorded 351,600 and 175,400, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of September 30, 2011 and the end of the previous fiscal year, the Bank has booked 222,759 and 177,757, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of September 30, 2011 and the end of the previous fiscal year, the Bank records under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 167,300 and 62,300, respectively. Such amounts are made up as follows:

	09-30-2011	12-31-2010
Deferred tax assets	358,800	473,900
Deferred tax liabilities	(191,500)	(411,600)

Net deferred assets	167,300	62,300
Allowance	(167,300)	(62,300)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for a further ten years. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of September 30, 2011 and 2010, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3. Other tax issues

a)	In the year 1998 through 2000, the Bank was notified of three tax assessments performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal years 1992, 1993 and 1994 through 1998 plus minimum presumed income tax for the fiscal year 1999.

An appeal against said assessments was lodged with the Argentine Tax Court: although the petitions asserted by the Bank in connection with periods 1992 and 1993 were partially dismissed, those concerning the periods 1994 through 1999 were admitted by the Tax Court. In all these cases, appeals against the resolutions were lodged with the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters. On September 4, 2009 the Bank was notified of the judgment rendered by the Appellate Court in connection with the case file for fiscal period 1992. The judgment annuls the judgment entered in due time by one of the Argentine Tax Court panels and remands the case file to the Tax Court for it to have another panel render a decision. Panel B of the Tax Court handed down a new judgment declaring the assessment to be null and void. The Tax Authorities lodged an appeal against this judgment and on August 16, 2011. Panel III of the Appellate Court ruled that the appeal had been abandoned. Against this rejection, the Tax Authorities lodged an extraordinary appeal and the Bank filed an answer to it. In addition, the resolution related to the fiscal period 1993 was confirmed by the Appellate Court and an appeal against it has been lodged with the Supreme Court of Justice of Argentina in the form of an ordinary appeal.

As concerns the proceedings for the fiscal periods 1994 through 1999, on December 2, 2008, the Supreme Court of Justice of Argentina confirmed the judgment favorable to the Bank.

On November 18, 2010, the Bank was notified by the Supreme Court of Justice of Argentina that the favorable judgment had been confirmed in connection with the proceedings for the fiscal period 1993.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favorable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into Pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires. On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order No. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

As regards the rest of the debt claimed, the above agency established a plan of payment in installments to which the Bank has adhered acknowledging that said adhesion does not entail a recognition of rights or the abandonment of further actions before the courts. Therefore, on May 26, 2009 the Bank made an advance payment that corresponds to 35% of the total debt, on June 25, 2009 the Bank paid the first of the remaining 120 monthly installments and since then, the Bank has been paying the monthly installments as they accrue. On October 9, 2009, the Bank filed with the Tax Bureau of the City of Buenos Aires a request for the refund of the taxes paid with the prepayment above mentioned and the installments already paid. This petition included a reserve that the Bank may include in the complaint filed with the administrative authorities all the installments that had not yet accrued to the extent they are paid by the Bank. However, on October 4, 2010, the Bank cancelled all the outstanding moratorium balances in the framework of the plan of payment in installments set out by Law No. 3461/2010.

The Bank’s Management does not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	09-30-2011	12-31-2010
a) LOANS
Loans granted to pre-finance and finance exports	3,031,401	2,329,504
Fixed-rate financial loans	2,413,798	1,392,175
Financial loans to foreign entities	108,503	5,964
Other	18,317	28,839

Total	5,572,019	3,756,482

	09-30-2011	12-31-2010
b) INVESTMENTS IN OTHER COMPANIES
In controlled companies -supplementary activities	70,431	249,788
In other non-controlled companies- unlisted	43,090	37,321
In non-controlled companies-supplementary activities	22,054	15,423

Total	135,575	302,532

c) OTHER RECEIVABLES
Miscellaneous receivables	148,670	125,229
Tax prepayments (1)	178,388	71,304
Guarantee deposits	147,508	102,105
Prepayments	105,687	94,396
Other	2,492	4,227

Total	582,745	397,261

(1)	As of September 30, 2011 and the end of the previous fiscal year, it includes the deferred tax asset for 167,300 and 62,300, respectively (see note 4.1.).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
Collections and other operations for the account of third parties	406,445	290,211
Accounts payable for consumption	387,646	394,705
Other withholdings and collections at source	228,593	202,429
Money orders payable	223,943	179,820
Social security payment orders pending settlement	44,839	3,852
Loans received from Argentine Technological Fund (FONTAR)	34,612	38,391
Pending Banelco debit transactions	21,635	28,493
Loans received from Interamerican Development Bank (BID)	16,954	18,420
Other	42,815	62,960

Total	1,407,482	1,219,281

e) OTHER LIABILITIES
Accrued taxes	290,032	232,037
Miscellaneous payables	146,667	223,193
Accrued salaries and payroll taxes	184,217	185,008
Amounts collected in advance	65,936	65,126
Other	1,068	1,925

Total	687,920	707,289

	09-30-2011	12-31-2010

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	39,898,687	36,645,801
Items in safekeeping	14,176,237	17,016,419
Checks not yet credited	2,228,040	1,697,519
Collections items	547,568	430,819
Checks drawn on the Bank pending clearing	385,076	245,783
Other	99,755	79,403

Total	57,335,363	56,115,744

	09-30-2011	09-30-2010

g) SERVICE CHARGE INCOME

Commissions for hiring of insurances	127,917	94,691
Rental of safe-deposit boxes	55,928	39,478
Commissions for loans and guaranties	42,801	25,784
Commissions for transportations of values	11,176	8,542
Commissions for capital market transactions	8,172	14,217
Commissions for salary payment	6,454	5,680
Commissions for trust management	995	1,251
Other	51,059	47,186

Total	304,502	236,829

h) SERVICE CHARGE EXPENSE

Turn-over tax	78,312	53,380
Insurance paid on lease transactions	14,479	11,183
Other	8,768	3,980

Total	101,559	68,543

i) OTHER INCOME

Deferred income tax (1)	105,000	—,—
Tax recovery	18,166	—,—
Related parties expenses recovery	9,898	6,296
Rent	810	629
Other	31,999	29,746

Total	165,873	36,671

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6.	FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defenses, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Francés and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

Both the Bank’s Management and its legal advisors understand that these cases have been assessed on the basis of a duly timed analysis, following the internal procedures in place for these situations. Further, they understand that the Bank has duly applied in these two cases all current rules and regulations and that no adverse impact on the Bank’s financial position is expected in this respect.

7.	RESTRICTIONS ON ASSETS

As of September 30, 2011 and the end of the previous fiscal year, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 70,610 and 100,005, respectively, in Guaranteed Bonds maturing in 2018 and as of September 30, 2011, 24,713 in bonds issued by the Argentine Government maturing in 2014, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State.

b)	The Bank appropriated 34,301 in bonds issued by the Argentine Government maturing in 2014 as of September 30, 2011 and BCRA Bills (Badlar), in an amount of 67,341, as of the end of the previous fiscal year, to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (B.I.D.).

c)	The Bank appropriated 27,178 in Guaranteed Bonds maturing in 2020 as of September 30, 2011, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank appropriated loan funds of its active portfolio in an amount of 1,682 and 1,591, respectively, to secure debts with the BCRA.

e)	The Bank has also appropriated accounts, deposits and trusts for 374,311 and 280,014, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of September 30, 2011 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2011	2010	2011	2010	2011	2010
BBVA S.A.	45,192	24,495	7,868	8,723	25,648	188,713
BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.)	104	726	4,631	2,118	2,745	2,845
Consolidar Aseguradora de Riesgos del Trabajo S.A. (see note 1.5)	93	96	257,510	88,713	—,—	6,772
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	1	1	55,574	61,765	93,272	77,515
Consolidar Cía. de Seguros de Retiro S.A.	—,—	3,738	—,—	585	—,—	57,505
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión).	20	174	23,913	19,254	15,772	12,592
BBVA Consolidar Seguros S.A.	13,043	8,462	4,366	2,328	—,—	943
PSA Finance Argentina Cía. Financiera S.A.	673,258	399,888	469	1,608	120,000	50,000
Rombo Cía. Financiera S.A.	522,231	269,288	5,413	5,194	154,000	109,000
Consolidar Comercializadora S.A. (see note 1.3)	—,—	52	—,—	19,808	—,—	42,335
Inversora Otar S.A.	5,023	—,—	943	360	453,692	773,796

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 11.1030% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. The Bank had entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of September 30, 2011 and the previous fiscal year, the assets of Diagonal Trust amount to 2,411 and 2,405, respectively, considering its recoverable value.

Besides, as of September 30, 2011 and the end of the previous fiscal year the Bank has recorded the assets of Maginot Trust, whose book value amounts to 481 and 338, respectively. In addition, the Bank recorded the Fideicomiso Corp Banca assets for 5,371 as of the end of the previous fiscal year as well as the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,161 and 4,539 as of September 30, 2011 and the end of the previous fiscal year, respectively.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.	Non Financial Trusts

The Bank acts as trustee in 25 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 188,051 and 207,628 as of September 30, 2011 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds could be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

In turn, the Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

The Ordinary and Extraordinary Shareholders’ Meeting of BBVA Francés dated March 30, 2011 resolved that, considering the country’s favorable context in terms of national macroeconomics, as well as the conditions prevailing in international markets, and in particular, given the good growth prospects foreseen for the banking and financial industry, it would be advisable to raise the maximum amount of the global note program from US$ 300,000,000 (or its equivalent in other currencies) to US$ 500,000,000 (or its equivalent in other currencies) outstanding at any time and to renew the delegation to the Board of all of the powers related to the Program and to the Corporate Bonds allowed to be issued under the Program.

On June 23, 2011, the Board of BBVA Francés approved the issuance of a class of Corporate Bonds under the Program for a principal amount of up to $250,000,000.

On July 21, 2011, the CNV approved the increase in the maximum amount of the Negotiable Obligations Global Program pursuant to its Resolution No. 16611.

On September 13, 2011, the Entity issued its Class 1 Corporate Bonds, which were fully subscribed and paid in for 185,193 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.8% per annum, with quarterly interest payments.

As to the use of the proceeds, they were applied to the grant of personal loans.

As of September 30, 2011, the outstanding principal and accrued interest amounts to 186,644.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of September 30, 2011:

a)	Interest rate swaps for 532,100 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 53,500 (Badlar versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount, and receives a variable amount in accordance with changes in the Badlar.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating an income as of the end of the period for 4,835.

The estimated market value of said instruments amounts to 9,541 (Liability). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts—Debit Accounts – Derivatives – Interest rate swap” for 585,600.

b)	Interest rate swap for 56,794 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transaction was recorded under “Memorandum Accounts - Debit Accounts – Derivatives - Interest rate SWAP” for 56,794.

c)	Non-deliverable forward purchase and sale transactions in foreign currency and ratios payable in Pesos, maturing within a period not exceeding 2 years, for 4,041,864 and 4,007,520, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the period for 6,179.

d)	Call options bought for 60,226 and call options written for 69,230 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – “Notional” amount of call options bought” for 60,226 and under “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of call options written” for 69,230.

These transactions have been valued in accordance with the description in note 2.3.n) generating 4 income as of the end of the period.

The Bank does not carry balances from put options in force as of September 30, 2011. This notwithstanding, the transactions conducted as of September 30, 2011 have yielded 54 in loss at the end of the period.

e)	Forward sales due to BCRA Bills repurchase agreements for 833,551, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 32,317 income as of the end of the period.

f)	Forward purchases due to BCRA Bills reverse repurchase agreements for 11,774, which are recorded under “Other receivables from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 388 loss as of the end of the period.

II.	Transactions as of December 31, 2010:

a)	Interest rate swaps for 202,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating an income as of the end of the fiscal year for 3,533.

The estimated market value of said instruments amounts to 4,602 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 202,500.

b)	Interest rate swap for 61,467 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate SWAP” for 61,467.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,469,931 and 2,151,674, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating loss as of the end of the fiscal year for 19,051.

d)	Call options bought for 52,702 and call options written for 60,082 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – “Notional” amount of call options bought” for 52,702 and under “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of call options written” for 60,082.

Put options bought for 27,402 and put options written for 24,662 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – “Notional” amount of put options bought” for 27,402 and under “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of put options written” for 24,662.

These transactions have been valued in accordance with the description in note 2.3.n) generating 4,494 income as of the end of the fiscal year.

e)	The Bank does not carry balances from repos and/or reverse repos in force as of December 31, 2010. This notwithstanding, the transactions conducted during fiscal 2010 have yielded 27,127 in income at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the Over-the-counter Market

As of September 30, 2011, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions No. 368/01 and 489/06 of the CNV.

13.2	Investment Funds custodian

As of September 30, 2011 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Premium”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU”, “FBA Renta

Corto Plazo”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión), the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, tax-credit certificates, securities issued by the Argentine Central Bank, investments financial trust certificates, Cedears and ADRS in safekeeping in the amount of 1,133,778 and 1,199,165, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds´ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	09-30-2011	12-31-2010
FBA Acciones Globales	54,574	70,827
FBA Total	15,294	15,998
FBA Renta	16,790	15,731
FBA Renta Pesos	933,589	942,439
FBA Renta Dólares	4,474	4,388
FBA Bonos Latinoamericanos	12,969	14,904
FBA Calificado	75,140	120,387
FBA Internacional	604	588
FBA Ahorro Dólares	11,055	11,011
FBA Renta Fija	17,948	21,358
FBA Ahorro Pesos	275,950	280,034
FBA Renta Premium	10,067	10,672
FBA Europa	3,108	2,604
FBA Horizonte	36,664	49,081
FBA EEUU	6,547	3,447
FBA Renta Corto Plazo	440	608
FBA Acciones Latinoamericanas	19,474	25,861
FBA Bonos Argentina	5,649	4,894
FBA Brasil	26,639	35,886
FBA México	65	1,187
FBA Commodities	60	60
FBA Acciones Argentinas	269	704
FBA Bonos Globales	75	76

Total	1,527,444	1,632,745

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favorably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

In accordance with Communication “A” 5072, issued on May 6, 2010, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of September 30, 2011:

COMPUTABLE COMPLIANCE IN PESOS
Cash	653,750
Special Guarantee Accounts	133,026
BCRA Checking Account	2,443,882
Cash in transit	112
Cash in valuables’ transportation	486,972
Special Social Security accounts	40,374
Franchises	153,455

TOTAL	3,911,571

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of Pesos)
Cash	400,309
Special Guarantee Accounts	12,614
BCRA Checking Account	2,851,514
Cash in transit	3,279
Cash in valuables’ transportation	116,146

TOTAL	3,383,862

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of Pesos)
Cash	51,934
BCRA Checking Account	47,490
Cash in transit	66
Cash in valuables’ transportation	13,007

TOTAL	112,497

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-11	12-31-10	09-30-10	12-31-09
a) Cash and due from banks	7,359,011	5,682,802	6,225,571	5,160,260
b) Goverment securities	195,582	4,813	69,910	8,352
c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period or fiscal year	183,050	147,980	137,590	104,930

CASH AND CASH EQUIVALENTS	7,737,643	5,835,595	6,433,071	5,273,542

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period or fiscal year date.

17.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

18.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 09-30-2011	Book balance as of 12-31-2010	Position without options	Final position
GOVERNMENT SECURITIES
Government securities at fair value
Local
In pesos
Federal Government Bonds in Pesos Badlar + 275 pb due 2014 (1)	5439		986,601		986,601	986,601
Secured Bonds due 2020	2423		680,977		680,977	680,977
Secured Bonds due 2018	2405		150,050		150,050	150,050
Federal Government Bond in Pesos due 2015	5441		92,299		92,299	92,299
Federal Government Bocon PRO12	2449		37,800		37,795	37,795
Discount Bonds	45696		23,173		23,173	23,173
Federal Government Bonds in Pesos Badlar + 350 pb due 2013	5438		12,884		12,884	12,884
Other			3,618		3,419	3,419

Subtotal in pesos			1,987,402	2,609,390	1,987,198	1,987,198

In foreign currency
Other			1,588		1,588	1,588

Subtotal in foreign currency			1,588	146,172	1,588	1,588

Subtotal Government securities at fair value			1,988,990	2,755,562	1,988,786	1,988,786

Government securities at amortized cost
Local
In pesos
Other			164		164	164

Subtotal in pesos			164	164	164	164

In foreign currency
Other			—,—		—,—	—,—

Subtotal in foreign currency			—,—	11	—,—	—,—

Subtotal Government securities at amortized cost			164	175	164	164

(1)	Holdings received in exchange for secured loans.

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value o present value	Book balance as of 09-30-2011	Book balance as of 12-31-2010	Position without options	Final position
Instruments issued by the BCRA
BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 11-02-11	46054		13,582		20,512	20,512
Argentine Central Bank Internal Bills due 04-04-12	46140		19,562		19,562	19,562

Subtotal at fair value			33,144	598,780	40,074	40,074

Repurchase transactions
Argentine Central Bank Internal Bills due 02-08-12	46125	833,551	833,551		—,—	—,—

Subtotal repurchase transactions			833,551	—,—	—,—	—,—

At amortized cost
Argentine Central Bank Internal Bills due 01-04-12	46139		199,324		199,324	199,324
Argentine Central Bank Internal Bills due 11-30-11	46200		196,429		196,429	196,429
Argentine Central Bank Internal Bills due 10-26-11	46185		164,751		164,751	164,751
Argentine Central Bank Internal Bills due 10-12-11	46197		99,675		99,675	99,675
Argentine Central Bank Internal Bills due 10-05-11	46115		19,277		19,277	19,277
Other			52,420		64,194	64,194

Subtotal at amortized cost			731,876	935,615	743,650	743,650

BCRA Notes
At fair value
Argentine Central Bank Internal Bills (Badlar) due 03-21-12	46208		254,532		254,532	254,532
Argentine Central Bank Internal Bills (Badlar) due 01-25-12	46113		207,882		207,882	207,882
Argentine Central Bank Internal Bills (Badlar) due 02-29-12	46204		204,530		204,530	204,530
Argentine Central Bank Internal Bills (Badlar) due 10-19-11	46136		163,733		163,733	163,733
Argentine Central Bank Internal Bills (Badlar) due 10-12-11	46177		103,590		103,590	103,590
Argentine Central Bank Internal Bills (Badlar) due 11-23-11	46162		102,583		102,583	102,583
Other			76,700		83,846	83,846

Subtotal at fair value			1,113,550	—,—	1,120,696	1,120,696

At amortized cost
Other			—,—		—,—	—,—

Subtotal at amortized cost			—,—	1,234,449	—,—	—,—

Subtotal instruments issued by the BCRA			2,712,121	2,768,844	1,904,420	1,904,420

TOTAL GOVERNMENT SECURITIES			4,701,275	5,524,581	3,893,370	3,893,370

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 09-30-2011	Book balance as of 12-31-2010	Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
Local
In foreign currency
Petrobrás Energía Corporate Bonds	40668		82		82	82

Subtotal in foreign currency			82	213	82	82

Subtotal Other debt instruments			82	213	82	82

Other Equity instruments
From abroad
In foreign currency
Silicon Graphics Inc.			50		50	50
Other			20		20	20

Subtotal in foreign currency			70	56	70	70

Subtotal Equity instruments			70	56	70	70

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			152	269	152	152

TOTAL GOVERNMENT AND PRIVATE SECURITIES			4,701,427	5,524,850	3,893,522	3,893,522

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2011	12-31-2010
COMMERCIAL PORTFOLIO
Normal performance	13,420,974	9,883,361

Preferred collaterals and counter guaranty “A”	341,563	213,568
Preferred collaterals and counter guaranty “B”	267,952	170,857
Without senior security or counter guaranty	12,811,459	9,498,936
With special follow-up	18,183	21,955

Under observation
Without senior security or counter guaranty	18,183	21,955
With problems	1,986	—,—

Without senior security or counter guaranty	1,986	—,—
With high risk of uncollectibility	3,446	3,927

Without senior security or counter guaranty	3,446	3,927
Uncollectible	2,026	2,010

Without senior security or counter guaranty	2,026	2,010

Total	13,446,615	9,911,253

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2011	12-31-2010
CONSUMER AND HOUSING PORTFOLIO
Normal performance	8,403,843	6,611,369

Preferred collaterals and counter guaranty “A”	11,528	12,019
Preferred collaterals and counter guaranty “B”	810,640	774,812
Without senior security or counter guaranty	7,581,675	5,824,538
Low risk	48,061	43,353

Preferred collaterals and counter guaranty “B”	5,102	5,046
Without senior security or counter guaranty	42,959	38,307
Medium risk	38,152	31,442

Preferred collaterals and counter guaranty “B”	1,508	1,229
Without senior security or counter guaranty	36,644	30,213
High risk	31,442	30,097

Preferred collaterals and counter guaranty “B”	1,715	833
Without senior security or counter guaranty	29,727	29,264
Uncollectible	5,203	3,779

Preferred collaterals and counter guaranty “B”	1,707	1,637
Without senior security or counter guaranty	3,496	2,142
Uncollectible, classified as such under regulatory requirements	137	87

Without senior security or counter guaranty	137	87

Total	8,526,838	6,720,127

General Total (1)	21,973,453	16,631,380

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2011		12-31-2010
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	3,681,297	16.75%	2,921,405	17.57%
50 next largest clients	3,883,804	17.67%	2,883,984	17.34%
100 following clients	2,017,497	9.18%	1,494,913	8.99%
Remaining clients	12,390,855	56.40%	9,331,078	56.10%

Total (1)	21,973,453	100.00%	16,631,380	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—,—	1,049	90,868	—,—	—,—	—,—	37,173	129,090
Financial sector	—,—	274,602	73,014	180,803	303,553	453,157	353,464	1,638,593
Non financial private sector and residents abroad	25,713	7,073,399	2,356,351	2,954,122	2,426,063	2,138,452	3,231,670	20,205,770

TOTAL	25,713	7,349,050	2,520,233	3,134,925	2,729,616	2,591,609	3,622,307	21,973,453	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	09-30-2011	12-31-2010	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local										thousand of pesos
33642192049	BBVA Francés Valores Sociedad de Bolsa S.A.	Common	500	$1	12,137	12,423	11,745	Stockholder	09-30-2011	6,390	13,082	715
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1	$1	35,425,947	14,730	22,076	Pensions fund manager	09-30-2011	65,739	27,333	528
30678574097	Consolidar Cía. de Seguros de Retiro S.A. (1)					—,—	178,875	Insurance company
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000	$1	26,089	66,113	68,295	Financial institution	09-30-2011	52,178	132,226	24,151
30548590163	BBVA Francés Administradora de Inversiones S.A.Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión).	Common	1	$1	230.398	43,278	37,092	Investment Fund Manager	09-30-2011	243	45,556	6,511

		Subtotal controlled				136,544	318,083

	Non controlled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	1,000	$1	24,000	49,434	46,699	Financial Institution	09-30-2011	60,000	123,586	21,838
30598910045	Visa Argentina S.A	Common	1	$1	1,420,496	11,827	5,808	Services to companies	05-31-2011	15,000	186,220	124,888
30604796357	Banelco S.A.	Common	1	$1	2,574,907	7,753	7,266	Information services	06-30-2010	23,599	65,814	12,605
30690783521	Interbanking S.A.	Common	1	$1	134,600	2,188	2,051	Services	12-31-2010	1,346	65,880	45,373
	Other					286	298
	Foreign
	Other					1,058	1,001

		Subtotal noncontrolled				72,546	63,123

		Total in financial institutions, supplementary and authorized				209,090	381,206

	IN OTHER COMPANIES
	Non controlled
	Local
30685228501	Consolidar Aseguradora de Riesgos del Trabajo S.A. (2)	Common	1	$1	9,710,451	30,720	26,241	Workers compensation	09-30-2011	77,684	239,073	11,318
30500064230	BBVA Consolidar Seguros S.A.	Common	1	$1	1,301,847	12,317	11,027	Insurance	09-30-2011	10,651	115,163	2,740
	Foreign
	Other					53	53

		Subtotal non controlled				43,090	37,321

		Total in other companies				43,090	37,321

		Total investments in other companies				252,180	418,527

(1)	See note 1.4
(2)	See note 1.5

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 09-30-2011	Net book value at 12-31-2010
					Years of useful life	Amount
PREMISES AND EQUIPMENT
Real Estate	358,657	30,752	(24)	580	50	12,962	375,843	358,657
Furniture and Facilities	85,258	33,206	24	68	10	9,863	108,557	85,258
Machinery and Equipment	73,550	19,469	—,—	—,—	5	24,085	68,934	73,550
Automobiles	2,588	202	—,—	130	5	566	2,094	2,588

Total	520,053	83,629	—,—	778		47,476	555,428	520,053

OTHER ASSETS
Advances to suppliers of goods	461	7,359	—,—	2,812	—,—	—,—	5,008	461
Works of Art	983	—,—	—,—	—,—	—,—	—,—	983	983
Leased assets	3,986	—,—	—,—	—,—	50	66	3,920	3,986
Property taken as security for loans	4,673	257	—,—	2,637	50	52	2,241	4,673
Stationery and office supplies	4,193	10,182	—,—	7,590	—,—	—,—	6,785	4,193
Other	9,594	—,—	—,—	765	50	147	8,682	9,594

Total	23,890	17,798	—,—	13,804		265	27,619	23,890

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE NINE MONTH PERIOD

ENDED SEPTEMBER 30, 2011 AND THE FISCAL YEAR ENDED DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions		Amortization for the period
			Decreases	Years of useful life	Amount	Net book value at 09-30-2011	Net book value at 12-31-2010
Organization and Development expenses (1)	63,688	35,984	619	1 & 5	20,921	78,132	63,688
Organization and development non-deductible expenses	—,—	14,789	—,—	—,—	14,789	—,—	—,—

Total	63,688	50,773	619		35,710	78,132	63,688

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2011		12-31-2010
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	2,957,454	10.37%	1,490,570	6.61%
50 next largest clients	2,239,499	7.86%	1,516,098	6.73%
100 following clients	1,629,138	5.71%	1,385,201	6.14%
Remaining clients	21,682,956	76.06%	18,151,141	80.52%

TOTAL	28,509,047	100.00%	22,543,010	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	24,568,572	3,065,757	549,036	302,083	23,599	—,—	28,509,047

Other liabilities from financial transactions
Argentine Central Bank	17,872	—,—	—,—	—,—	—,—	—,—	17,872
Banks and International Institutions	56,000	153,099	72,097	26,586	2,165	—,—	309,947
Unsubordinated corporate bonds	—,—	1,451	—,—	—,—	185,193	—,—	186,644
Financing received from Argentine financial institutions	586	513	—,—	515	871	—,—	2,485
Other	1,360,296	7,008	8,594	11,922	12,874	6,788	1,407,482

Total	1,434,754	162,071	80,691	39,023	201,103	6,788	1,924,430

TOTAL	26,003,326	3,227,828	629,727	341,106	224,702	6,788	30,433,477

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2011 AND THE FISCAL YEAR ENDED DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	09-30-2011	12-31-2010
DEDUCTED FROM ASSETS
Government securities
- For impairment value Loans	185	65,152	(5)	—,—	65,154	183	185
- Allowance for doubtful loans	383,899	86,404	(1)	—,—	59,631	410,672	383,899
Other receivables from financial transactions
- Allowance for doubtful receivables	3,721	543	(1)	1,795	1,331	1,138	3,721
Receivables from financial leases
- Allowance for doubtful receivables	7,961	2,948	(1)	—,—	—,—	10,909	7,961
Investments in other companies
- For impairment value (3)	4	—,—		4	—,—	—,—	4
Other receivables
- Allowance for doubtful receivables (2)	88,594	107,492		—,—	969	195,117	88,594

Total	484,364	262,539		1,799	127,085	618,019	484,364

LIABILITIES-ALLOWANCES
- Contingents commitments (1)	438	6		—,—	—,—	444	438
- Other contingencies	325,290	117,337	(4)	13,751	34,372	394,504	325,290

Total	325,728	117,343		13,751	34,372	394,948	325,728

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of December 31, 2010. The proceeds related to the Bank’s interest in the above-mentioned company were received on March 28, 2011 due to the company’s liquidation.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.r).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income—Gold and foreign currency exchange difference” account, as follow:

– Government Securities	(2)
– Loans	2,316
– Other receivables from financial transactions	31
– Other receivables	389

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution	Paid in
			Outstanding	In portfolio
Common	536,877,850	1	536,833	—,—	45(1)	536,878(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

-Stated in thousands of pesos

Accounts	09-30-2011						12-31-2010
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of the fiscal year
ASSETS
Cash and due from banks	3,731,278	155,534	3,563,588	932	922	10,302	2,941,844
Government and private securities	1,740	—,—	1,740	—,—	—,—	—,—	146,452
Loans	3,696,232	3,332	3,692,900	—,—	—,—	—,—	2,634,361
Other receivables from financial transactions	101,443	45,312	54,679	329	1,092	31	528,540
Receivables from financial leases	1,823	—,—	1,823	—,—	—,—	—,—	2,148
Investments in other companies	1,111	—,—	1,111	—,—	—,—	—,—	1,055
Other receivables	70,436	413	70,023	—,—	—,—	—,—	61,307
Suspense items	307	—,—	307	—,—	—,—	—,—	614

TOTAL	7,604,370	204,591	7,386,171	1,261	2,014	10,333	6,316,321

LIABILITIES
Deposits	6,337,875	78,736	6,259,139	—,—	—,—	—,—	4,880,242
Other liabilities from financial transactions	1,089,086	124,230	958,564	362	1,432	4,498	1,028,837
Other liabilities	14,055	1,125	12,930	—,—	—,—	—,—	18,284
Suspense items	98	—,—	98	—,—	—,—	—,—	363

TOTAL	7,441,114	204,091	7,230,731	362	1,432	4,498	5,927,726

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	525,298	48,553	476,745	—,—	—,—	—,—	163,713
Control	13,270,014	80,493	13,117,317	3,899	—,—	68,305	15,555,915
Derivatives	60,226	—,—	60,226	—,—	—,—	—,—	80,104

TOTAL	13,855,538	129,046	13,654,288	3,899	—,—	68,305	15,799,732

Credit accounts (except contra credit accounts)
Contingent	244,133	18,408	225,725	—,—	—,—	—,—	264,583
Control	70,113	30,386	39,727	—,—	—,—	—,—	49,775
Derivatives	69,230	—,—	69,230	—,—	—,—	—,—	84,744

TOTAL	383,476	48,794	334,682	—,—	—,—	—,—	399,102

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility /High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			09-30-2011	12-31-2010
1. Loans	1,214,169	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,214,169	851,332
- Overdraft	229	—,—	—,—	—,—	—,—	—,—	—,—	—,—	229	3,710
Without senior security or counter guaranty	229	—,—	—,—	—,—	—,—	—,—	—,—	—,—	229	3,710
- Discounted Instruments	17,583	—,—	—,—	—,—	—,—	—,—	—,—	—,—	17,583	10,271
Without senior security or counter guaranty	17,583	—,—	—,—	—,—	—,—	—,—	—,—	—,—	17,583	10,271
- Real Estate Mortgage and Collateral Loans	2,926	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,926	5,122
Other collaterals and counter guaranty “B”	2,926	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,926	5,122
- Consumer	447	—,—	—,—	—,—	—,—	—,—	—,—	—,—	447	206
Without senior security or counter guaranty	447	—,—	—,—	—,—	—,—	—,—	—,—	—,—	447	206
- Credit Cards	1,444	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,444	1,530
Without senior security or counter guaranty	1,444	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,444	1,530
- Other	1,191,540	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,191,540	830,493
Without senior security or counter guaranty	1,191,540	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,191,540	830,493
2. Other receivables from financial transactions	23,682	—,—	—,—	—,—	—,—	—,—	—,—	—,—	23,682	11,176
3. Receivables from financial leases	242	—,—	—,—	—,—	—,—	—,—	—,—	—,—	242	104
4. Contingent commitments	48,424	—,—	—,—	—,—	—,—	—,—	—,—	—,—	48,424	59,803
5. Investments in other companies and private securities	198,196	—,—	—,—	—,—	—,—	—,—	—,—	—,—	198,196	201,418

Total	1,484,713	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,484,713	1,123,833

Total Allowances	11,369	—,—	—,—	—,—	—,—	—,—	—,—	—,—	11,369	8,486

(1)	Maximum amount granted to related clients during September 2011 and December 2010, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF SEPTEMBER 30, 2011

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at /Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount
Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Financial sector	18	13	39	585,600
Swaps	Interest rate hedge	-	Upon expiration of differences	Residentes in Argentina – Non - financial sector	122	97	12	56,794
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	6	4	1	2,819,500
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	4	2	1	5,229,454
Futures	Financial transactions – own account	Other	Upon expiration of differences	MAE	5	1	1	430
Options	Other hedges	Other	Upon expiration of differences	Residents abroad	6	2	1	129,456
Repo transactions	Financial transactions – own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	845,325

TOTAL								9,666,559

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2011	12-31-2010
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,733,943	1,456,822
Due from banks and correspondents	5,633,973	4,234,984

Argentine Central Bank (BCRA)	5,387,372	4,098,792
Other local	2,494	2,574
Foreign	244,107	133,618

	7,367,916	5,691,806

B. GOVERNMENT AND PRIVATE SECURITIES (note 9.a):
Holdings booked at fair value	1,996,131	4,309,767
Holdings booked at amortized cost	164	181
Instruments issued by the BCRA	2,712,121	3,082,019
Investments in listed private securities	15,748	103,604
Less: Allowances	183	189

	4,723,981	7,495,382

C. LOANS:
To government sector (Exhibit 1)	129,090	1,297,642
To financial sector (Exhibit 1)	1,009,816	578,878

Interfinancial – (Calls granted)	90,000	30,000
Other financing to local financial institutions	848,964	504,636
Interest and listed-price differences accrued and pending collection	70,852	44,242
To non financial private sector and residents abroad (Exhibit 1)	20,178,562	15,219,559

Overdraft	2,659,997	2,366,957
Discounted instruments	2,979,318	2,086,979
Real estate mortgage	890,670	840,841
Collateral Loans	1,435,982	831,981
Consumer	3,454,081	2,473,299
Credit cards	2,909,836	2,457,922
Other (Note 9.b)	5,681,352	4,010,249
Interest and listed-price differences accrued and pending collection	217,800	179,623
Less: Interest documented together with main obligation	50,474	28,292
Less: Allowances	428,869	396,227

	20,888,599	16,699,852

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	393,610	346,396
Amounts receivable for spot and forward sales to be settled	815,231	251,773
Instruments to be received for spot and forward purchases to be settled	110,426	232,152
Premiums for options bought	2,557	5,582
Unlisted corporate bonds (Exhibit 1)	8,398	102,368
Non-deliverable forward transactions balances to be settled	29,877	20,992
Other receivables not covered by debtor classification regulations	119	119
Other receivables covered by debtor classification regulations (Exhibit 1)	105,700	91,109
Less: Allowances	4,355	6,632

	1,461,563	1,043,859

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	801,967	535,619
Interest accrued pending collection (Exhibit 1)	10,521	6,936
Less: Allowances	11,191	8,098

	801,297	534,457

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	50,492	47,700
Other (note 9.c)	74,859	62,442
Less: Allowances	—,—	4

	125,351	110,138

G. OTHER RECEIVABLES:
Other (note 9.d)	634,395	480,972
Other interest accrued and pending collection	1,545	2,695
Less: Allowances	210,166	102,303

	425,774	381,364

H. PREMISES AND EQUIPMENT:	555,683	523,608

I. OTHER ASSETS:	32,839	27,753

J. INTANGIBLE ASSETS:
Organization and development expenses	78,186	66,547

	78,186	66,547

K. SUSPENSE ITEMS:	5,683	5,030

L. OTHER SUBSIDIARIES´ ASSETS (note 9.e):	450	450

TOTAL ASSETS:	36,467,322	32,580,246

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2011	12-31-2010
LIABILITIES:

M. DEPOSITS:
Government sector	1,655,364	785,956
Financial sector	21,439	10,406
Non financial private sector and residents abroad	26,751,460	21,664,945

Checking accounts	6,027,570	5,063,665
Savings deposits	9,477,449	7,533,275
Time deposits	10,481,273	8,541,279
Investments accounts	134,352	78,009
Other	547,396	389,346
Interest and listed-price differences accrued payable	83,420	59,371

	28,428,263	22,461,307

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	17,872	2,747

Other	17,872	2,747
Banks and International Institutions	309,475	88,536
Unsubordinated corporate bonds	304,393	70,000
Amounts payable for spot and forward purchases to be settled	28,424	218,075
Instruments to be delivered for spot and forward sales to be settled	998,119	241,915
Premiums for options written	658	2,348
Financing received from Argentine financial institutions	254,779	121,347

Interfinancial (calls received)	—,—	5,100
Other financings from local financial institutions	254,779	116,243
Interest accrued payable	—,—	4
Non-deliverable forward transactions balances to be settled	4,224	530
Other (note 9.f)	1,431,508	1,240,802
Interest and listed–price differences accrued payable	18,379	6,501

	3,367,831	1,992,801

O. OTHER LIABILITIES:
Fees payable	80	62
Other (note 9.g)	717,760	817,722

	717,840	817,784

P. ALLOWANCES:	489,762	528,274

Q. SUSPENSE ITEMS:	13,922	17,411

R. OTHER SUBSIDIARIES’ LIABILITIES (note 9.h):	338	2,836,562

TOTAL LIABILITIES:	33,017,956	28,654,139

S. MINORITY INTEREST IN SUBSIDIARIES (note 6):	79,491	179,192

STOCKHOLDERS’ EQUITY:	3,369,875	3,746,915

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	36,467,322	32,580,246

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2011	12-31-2010
DEBIT ACCOUNTS
Contingent
- Guaranties received	4,878,363	3,581,622
- Contra contingent debit accounts	506,276	678,731

	5,384,639	4,260,353

Control
- Receivables classified as irrecoverable	304,002	330,149
- Other (note 9.i)	57,349,968	56,127,912
- Contra control debit accounts	914,841	598,431

	58,568,811	57,056,492

Derivatives
- “Notional” amount of call options bought	60,226	52,702
- “Notional” amount of put options bought	—,—	27,402
- “Notional” amount of non-deliverable forward transactions	4,041,864	2,478,406
- Interest rate SWAP	522,394	213,967
- Contra debit derivatives accounts	4,076,750	2,184,969

	8,701,234	4,957,446

For trustee activities
- Funds in trust	7,053	12,653

	7,053	12,653

TOTAL	72,661,737	66,286,944

CREDIT ACCOUNTS
Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	20,978	70,538
- Guaranties provided to the BCRA	97,017	101,609
- Other guaranties given covered by debtor classification regulations (Exhibit 1)	179,982	363,828
- Other guaranties given non covered by debtor classification regulations	69,541	75,403
- Other covered by debtor classification regulations (Exhibit 1)	138,758	67,353
- Contra contingent credit accounts	4,878,363	3,581,622

	5,384,639	4,260,353

Control
- Items to be credited	807,418	510,436
- Other	107,423	87,995
- Contra control credit accounts	57,653,970	56,458,061

	58,568,811	57,056,492

Derivatives
- “Notional” amount of call options written	69,230	60,082
- “Notional” amount of put options written	—,—	24,662
- “Notional” amount of non-deliverable forward transactions	4,007,520	2,100,225
- Contra credit derivatives accounts	4,624,484	2,772,477

	8,701,234	4,957,446

For trustee activities
- Contra credit accounts for trustee activities	7,053	12,653

	7,053	12,653

TOTAL	72,661,737	66,286,944

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2011	09-30-2010
A. FINANCIAL INCOME
Interest on cash and due from banks	2	13
Interest on loans to the financial sector	85,553	74,880
Interest on overdraft	283,725	216,382
Interest on discounted instruments	199,052	116,764
Interest on real estate mortgage	91,717	82,427
Interest on collateral loans	126,562	73,995
Interest on credit card loans	250,311	163,561
Interest on other loans	748,184	510,086
Interest from other receivables from financial transactions	21,183	8,721
Interest on financial leases	80,614	44,162
Income from secured loans—Decree 1387/01	33,947	201,164
Net income from government and private securities	111,962	989,777
Net income from options	—,—	2,223
Indexation by CER	69,036	9,348
Gold and foreign currency exchange difference	167,110	155,914
Other	81,729	63,198

	2,350,687	2,712,615

B. FINANCIAL EXPENSE
Interest on checking accounts	—,—	5,292
Interest on savings deposits	6,428	4,912
Interest on time deposits	668,305	438,423
Interest on interfinancial financing (calls received)	660	1,127
Interest on other financing from financial institutions	20,557	3,434
Interest on other liabilities from financial transactions	14,861	3,642
Other interest	4,072	7,303
Net income from options	50	—,—
Indexation by CER	129	193
Contribution to the deposit guarantee fund	31,795	25,223
Other (note 9.j)	114,894	87,805

	861,751	577,354

GROSS INTERMEDIATION MARGIN – GAIN	1,488,936	2,135,261

C. ALLOWANCES FOR LOAN LOSSES	92,466	115,066

D. SERVICE CHARGE INCOME
Related to lending transactions	481,575	331,688
Related to liability transactions	537,053	434,129
Other commissions	81,357	60,490
Other (note 9.k)	304,502	236,829

	1,404,487	1,063,136

E. SERVICE CHARGE EXPENSE
Commissions	260,960	202,475
Other (note 9.l)	107,645	72,113

	368,605	274,588

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2011	09-30-2010
F. ADMINISTRATIVE EXPENSES
Payroll expenses	966,570	940,903
Fees to Bank Directors and Statutory Auditors	1,831	551
Other professional fees	32,235	32,112
Advertising and publicity	79,140	73,982
Taxes	130,980	96,127
Fixed assets depreciation	47,522	42,375
Organizational expenses amortization	20,924	17,666
Other operating expenses	239,531	181,901
Other	159,128	119,321

	1,677,861	1,504,938

NET GAIN FROM FINANCIAL TRANSACTIONS	754,491	1,303,805

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(5,842)	(18,873)

G. OTHER INCOME
Income from long-term investments	103,060	19,634
Punitive interests	3,230	2,621
Loans recovered and reversals of allowances	67,579	69,973
Other (note 9.m)	181,867	49,973

	355,736	142,201

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	325	202
Charge for uncollectibility of other receivables and other allowances	179,928	39,042
Amortization of difference arising from judicial resolutions	14,789	25,894
Depreciation and losses from miscellaneous assets	277	639
Other (note 9.n)	25,850	355,067

	221,169	420,844

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	883,216	1,006,289

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	376,021	205,982

NET INCOME FOR THE PERIOD	507,195	800,307

The accompanying notes 1 through 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2011	09-30-2010
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	6,251,784 (1)	5,818,088 (1)
Cash and cash equivalents at the end of the period	7,718,632 (1)	6,830,318 (1)

Net increase in cash and cash equivalents	1,466,848	1,012,230

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
- Government and private securities	2,643,601	694,747
- Loans	(2,033,173)	(1,359,197)

to financial sector	(373,828)	(24,402)
to non-financial public sector	599,546	14,317
to non-financial private sector and residents abroad	(2,258,891)	(1,349,112)
- Other receivables from financial transactions	51,180	214,655
- Receivables from financial leases	(266,840)	(94,919)
- Deposits	5,132,063	2,746,370

to financial sector	11,033	(153,957)
to non-financial public sector	856,010	792,341
to non-financial private sector and residents abroad	4,265,020	2,107,986
- Other liabilities from financial transactions	309,145	136,256

Financing from financial or interfinancial sector (calls received)	(5,100)	20,428
Others (except liabilities included in Financing Activities)	314,245	115,828
Collections related to service charge income	1,398,518	1,062,303
Payments related to service charge expense	(365,319)	(274,475)
Administrative expenses paid	(1,611,114)	(1,358,857)
Organizational and development expenses paid	(16,063)	(12,531)
Net collections from punitive interest	2,587	2,151
Differences from judicial resolutions paid	(14,789)	(25,894)
Collections of dividends from other companies	11,676	2,400
Other collections / (payments) related to other income and expenses	313,368	(210,418)

Net cash flows provided by operating activities	5,554,840	1,522,591

Investment activities
Net payments from premises and equipment	(79,597)	(80,044)
Net payments from other assets	(5,363)	(1,219)
Collections from sales of ownership interests in other companies	255,757	—,—
Other payments from investment activities	(455,273)	(160,918)

Net cash flows used in investment activities	(284,476)	(242,181)

Financing activities
Net collections/ (payments) from:
- Obligaciones negociables no subordinadas	234,393	—,—
- Argentine Central Bank	15,002	(34)

Other	15,002	(34)
- Banks and international agencies	220,939	23,970
- Financing received from local financial institutions	138,536	73,112
Capital contributions	7,896	—,—
Cash dividends paid	(818,258)	(480,000)
Other collections from financing activities	(3,602,026)	114,759

Net cash flows used in financing activities	(3,803,518)	(268,193)

Financial results and results from holdings of cash and cash equivalents (including interest)	2	13

Net increase in cash and cash equivalents	1,466,848	1,012,230

(1)	See note 8 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2011, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2010, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line - its balance sheets as of September 30, 2011 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the nine month periods ended September 30, 2011 and 2010, as per the following detail:

•	As of September 30, 2011:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.) and PSA Finance Argentina Cía. Financiera S.A. for the nine month periods ended September 30, 2011 and 2010, with the financial statements of BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión) for the nine month period ended September 30, 2011 and with the financial statements of Atuel Fideicomisos S.A. for the nine month period ended September 30, 2010.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the three month periods ended September 30, 2011 and 2010 and with the financial statements of Consolidar Cía. de Seguros de Retiro S.A., for the three month period ended September 30, 2010.

•	As of December 31, 2010:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.), PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión), for the fiscal years ended December 31, 2010.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2010.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a nine month period ended on September 30, 2011 and 2010. The results and cash and cash equivalents flow of Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a nine month period ended on September 30, 2010.

Interests in subsidiaries as of September 30, 2011 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		09-30-2011	12-31-2010	09-30-2011	12-31-2010	09-30-2011	12-31-2010
BBVA Francés Valores Soc. de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.)	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Retiro S.A.	Common	—,—	32,274,350	—,—	66.2101	—,—	66.2101
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión)	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

Total assets, liabilities and stockholders´ equity in accordance with the criteria defined in note 2 below, as of September 30, 2011 and the end of the previous fiscal year and net income balances for the periods ended September 30, 2011 and 2010, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	09-30-2011	12-31-2010	09-30-2011	12-31-2010	09-30-2011	12-31-2010	09-30-2011	09-30-2010
BBVA Francés Valores Soc. de Bolsa S.A. ( formerly, Francés Valores Sociedad de Bolsa S.A.)	18,768	20,017	5,686	7,650	13,082	12,367	715	2,631
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	126,906	107,329	99,573	66,365	27,333	40,964	(13,630)	(16,579)
Atuel Fideicomisos S.A. and its subsidiary (see note 5)	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,982
Consolidar Cía. de Seguros de Retiro S.A. (see note 1.4 to the stand-alone financial statements)	—,—	3,341,186	—,—	3,071,023	—,—	270,163	—,—	44,319
PSA Finance Argentina Cía Financiera S.A.	1,227,802	753,418	1,095,576	616,828	132,226	136,590	24,151	22,819
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión)	48,855	41,894	3,299	2,849	45,556	39,045	6,511	—,—

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the professional accounting standards:

a)	Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (S.S.N.) and the main differences with the professional accounting standards in force in Argentina:

•

Loans secured by the National Government - Decree 1387/01 held by Consolidar Cía. de Seguros de Retiro S.A amounting to 693,449 as of December 31, 2010 were valued in accordance with the regulations of the S.S.N.

•

Consolidar Cía. de Seguros de Retiro S.A.: as of the end of the previous fiscal year, the portfolio of Government securities in investment accounts was booked in accordance with the standards of the S.S.N.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the S.S.N.

•

Consolidar Cía. de Seguros de Retiro S.A.: as of December 31, 2010, the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption included 7,913, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the S.S.N., would be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in Argentina, such amount should have been recorded as a loss for the year ended December 31, 2003.

b)	Arising from the application of the accounting standards laid down by B.C.R.A. and the professional accounting standards in force in Argentina:

•

Consolidar Cía. de Seguros de Retiro S.A.: as of December 31, 2010, a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values at that date amounted to 1,728 (income).

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 9,696 and 5,972 as of September 30, 2011 and the end of the previous fiscal year, respectively.

•

The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law N° 26.425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA in Spanish). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators for of Consolidar A.F.J.P. S.A. As of December 31, 2009

these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the I.G.J.

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the I.G.J. conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

In turn, on December 7, 2010, Consolidar A.F.J.P. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office No. 7, case file No. 40.437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages.

In addition, on April 12, 2011, the Supreme Court of Justice of Argentina affirmed the judgment passed by the court of original Federal Jurisdiction over Contentious Administrative Matters in favor of Consolidar A.F.J.P. in connection with the claim for recovery asserted against the tax authorities (AFIP) for the 12,475 in excess of the income tax charge for fiscal 2002 paid by the plaintiff by reason of not having applied the inflation adjustment for tax purposes. As Consolidar A.F.J.P. is undergoing liquidation proceedings, in order to advance the collection of the receivable arising from the judgment, on June 29, 2011 Consolidar A.F.J.P. executed an assignment for valuable consideration of all of the rights to which Consolidar A.F.J.P. was entitled in the framework of this legal action to BBVA Francés.

4.	PSA FINANCE ARGENTINA CÍA FINANCIERA S.A.

According to the provisions in Section Three of its By-laws and with the authorization granted by B.C.R.A., the Bank is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by B.C.R.A. On April 22, 2009, the Bank started to receive deposits and therefore, it participates in the Deposit Guarantee Fund created by Law No. 24,485.

5.	ATUEL FIDEICOMISOS S.A. – MERGER WITH BBVA FRANCÉS

As of December 31, 2009, under its line of business, Atuel Fideicomisos S.A. acted in its capacity as a trustee for certain trusts, in no case being personally liable for the liabilities assumed; such liabilities would be satisfied out of the proceeds of the underlying assets of each such trust.

On March 15, 2010, the Board of Directors of BBVA Francés and Atuel Fideicomisos S.A. entered into a “Preliminary Merger Agreement” whereby Atuel Fideicomisos S.A. was merged into BBVA Francés on the basis of the financial statements of both companies as of December 31, 2009. Said preliminary merger agreement, together with the special consolidated financial statements for merging purposes, were approved by BBVA Francés’s Shareholders’ Meeting held on April 30, 2010 and by Atuel Fideicomisos S.A.’s Shareholders’ Meeting held on May 3, 2010. The merger process stipulated in the above-mentioned Preliminary Merger Agreement consisted in the absorption by BBVA Banco Francés of Atuel’s entire equity, with Atuel S.A. being dissolved though not liquidated and BBVA Francés remaining as a legal entity.

On May 7, 2010, the B.C.R.A. sent a note stating that it is not within their purview to issue an opinion on the merger in the terms of Section 7 of the Law of Financial Institutions and/or the regulations applicable to the merger of financial institutions (namely, Circular Letter CREFI-2, Communication “A” 2241, Chapter I, Section 2) on grounds of Atuel Fideicomisos S.A. not being a party within the scope of said rules and regulations. This notwithstanding, the Bank proceeded with the publications required under Section 83, Sub-section 3 of the Argentine Companies Law, with no objections by creditors. Finally, on June 28, 2010 the parties filed with the C.N.V. the public deed that transcribes the resolutions adopted by their respective corporate governance bodies and approves the final merger agreement. On August 6, 2010, the C.N.V. approved the merger. On October 22, 2010, the I.G.J. registered Atuel Fideicomisos S.A.’s dissolution without liquidation due to a merger under Number 19,916, on Book 51 of Stock Corporations and the merger procedure was finalized.

6.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	09-30-2011	12-31-2010
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	12,604	18,889
Consolidar Cía. de Seguros de Retiro S.A.	—,—	91,287
BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.)	659	622
PSA Finance Argentina Cía Financiera S.A.	66,113	68,295
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión )	115	99

Total	79,491	179,192

7.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 9,600 as of September 30, 2011 and the end of the previous fiscal year. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

8.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-2011	12-31-2010	09-30-2010	12-31-2009
a) Cash and due from banks	7,367,916	5,691,806	6,231,889	5,255,412
b) Goverment securities	202,716	442,478	498,429	488,176
c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period or fiscal year	148,000	117,500	100,000	74,500

CASH AND CASH EQUIVALENTS	7,718,632	6,251,784	6,830,318	5,818,088

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of the period or fiscal year.

9.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	09-30-2011	12-31-2010

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings booked at fair value

Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	986,601	1,383,120
Secured Bonds due in 2020	680,977	988,036
Secured Bonds due in 2018	150,050	101,164
Federal Government Bonds in US dollar 7% P.A. due 2015 (Boden 2015)	92,299	267,987
Federal Government Bocon PRO 12	37,800	183,003
Discount Bonds in pesos	23,173	425,016
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	12,884	44,850
Cuasipar Bonds in pesos	3,618	—,—
Federal Government Bonds in Pesos Badlar + 300 bp due in 2015	—,—	419,487
Treasury Notes	—,—	222,929
Discount Bonds in US dollar	—,—	170,223
Bocon PRE9	—,—	29,673
Federal Government Bonds 7% due in 2017 (Bonar X)	—,—	4,686
Federal Government Bonds in Pesos 10.5 % due in 2012	—,—	26,186
Federal Government Bocon PRO 13	—,—	9,639
Peso-denominated GDP-related securities	—,—	4,141
Federal Government Bonds in US dollar 7% due in 2011	—,—	12,355
Other	8,729	17,272

Total	1,996,131	4,309,767

* Holdings booked at amortized cost

Other	164	181

Total	164	181

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	1,598,571	1,650,748
BCRA Notes (NOBAC)	1,113,550	1,431,271

Total	2,712,121	3,082,019

	09-30-2011	12-31-2010
* Investments in listed private securities
FBA Ahorro Pesos Investment Fund	14,924	1,289
Corporate Bonds Petrobrás Energía S.A.	—,—	3,656
Corporate Bonds YPF	—,—	50,291
MBT Serie 1 Clase A Financial Trust	—,—	10,121
Corporate Bonds Gas Natural Ban	—,—	9,135
Corporate Bonds Grupo Concesionario del Oeste	—,—	5,453
Corporate Bonds Petroquímica Comodoro Rivadavia S.A.	—,—	2,273
FBA Renta Pesos Investment Fund	—,—	15,850
Other	824	5,536

Total	15,748	103,604

- Allowances	(183)	(189)

Total	4,723,981	7,495,382

b) LOANS – Other

Loans granted to pre-finance and finance exports	3,031,401	2,329,504
Fixed-rate financial loans	2,413,798	1,392,175
Financial loans to foreign institutions	108,503	5,964
Other	127,650	282,606

Total	5,681,352	4,010,249

c) INVESTMENTS IN OTHER COMPANIES – Other

In other companies- unlisted	43,090	37,321
In companies-supplementary activities	31,769	25,121

Total	74,859	62,442

d) OTHER RECEIVABLES – Other

Miscellaneous receivables	192,507	154,010
Tax prepayments	178,388	71,304
Guarantee deposits	147,508	102,105
Prepayments	105,718	95,141
Other	10,274	58,412

Total	634,395	480,972

e) OTHER SUBSIDIARIES’ ASSETS

Other related to insurance business	450	450

Total	450	450

	09-30-2011	12-31-2010
f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other
Collections and other operations for the account of third parties	406,445	290,211
Accounts payable for consumption	387,646	394,705
Other withholdings and collections at source	228,624	202,444
Money orders payable	223,943	179,820
Social security payment orders pending settlement	44,839	3,852
Loans received from Argentine Technological Fund (FONTAR)	34,612	38,391
Pending Banelco debit transactions	21,635	28,493
Loans received from Interamerican Development Bank (BID)	16,954	18,420
Other	66,810	84,466

Total	1,431,508	1,240,802

g) OTHER LIABILITIES – Other

Accrued taxes	309,240	320,546
Miscellaneous payables	154,907	241,339
Accrued salaries and payroll taxes	185,804	187,503
Amounts collected in advance	65,936	65,126
Other	1,873	3,208

Total	717,760	817,772

h) OTHER SUBSIDIARIES´ LIABILITIES

Insurance companies, mathematical reserve	—,—	2,450,173
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	—,—	309,208
Difference arising from secured loans accrued valuation – Consolidar Cía. de Seguros de Retiro S.A.	—,—	(7,913)
Other related to insurance business	338	85,094

Total	338	2,836,562

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	39,898,687	36,645,801
Items in safekeeping	14,190,842	17,028,587
Checks not yet credited	2,228,040	1,697,519
Collections items	547,568	430,819
Checks drawn on the Bank pending clearing	385,076	245,783
Other	99,755	79,403

Total	57,349,968	56,127,912

	09-30-2011	09-30-2010

j) FINANCIAL EXPENSES - Other

Turn-over tax	109,060	75,310
Adjustments due to forward transactions in foreign currency	—,—	11,376
Other	5,834	1,119

	114,894	87,805

k) SERVICE CHARGE INCOME - Other

Commissions for hiring of insurances	127,917	94,691
Rental of safe-deposit boxes	55,928	39,478
Commissions for loans and guaranties	42,801	25,784
Commissions for transportations of values	11,176	8,542
Commissions for capital market transactions	8,172	14,217
Commissions for salary payment	6,454	5,680
Commissions for trust management	995	1,251
Other	51,059	47,186

Total	304,502	236,829

l) SERVICE CHARGE EXPENSE - Other

Turn-over tax	84,320	56,873
Insurance paid on lease transactions	14,479	11,183
Other	8,846	4,057

Total	107,645	72,113

m) OTHER INCOME – Other

Deferred income tax (1)	105,000	—,—
Tax recovery	18,166	—,—
Related parties expenses recovery	9,898	6,296
Rent	390	353
Premiums – Insurance companies	—,—	12,697
Others	48,413	30,627

Total	181,867	49,973

(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

n) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	—,—	165,976
Life Annuities – Consolidar Cía. de Seguros de Retiro S.A.	—,—	127,042
Claims paid – Insurance companies	—,—	5,026
Redemptions	—,—	10,247
Losses from transactions with fixed and miscellaneous assets	—,—	10
Other	25,850	46,766

Total	25,850	355,067

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish-See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-2011	12-31-2010
COMMERCIAL PORTFOLIO
Normal performance	12,808,925	10,836,794

Preferred collaterals and counter guaranty “A”	341,563	213,568
Other collaterals and counter guaranty “B”	275,988	176,354
Without senior security or counter guaranty	12,191,374	10,446,872
With special follow-up	18,183	21,955

Under to an observation
Without senior security or counter guaranty	18,183	21,955
With problems	1,986	—,—

Without senior security or counter guaranty	1,986	—,—
With high risk of uncollectibility	3,446	3,927

Without senior security or counter guaranty	3,446	3,927
Uncollectible	2,026	2,010

Without senior security or counter guaranty	2,026	2,010

Total	12,834,566	10,864,686

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish-See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-2011	12-31-2010
CONSUMER AND HOUSING PORTFOLIO
Normal performance	9,592,253	7,334,252

Preferred collaterals and counter guaranty “A”	11,528	12,019
Other collaterals and counter guaranty “B”	1,883,975	1,434,281
Without senior security or counter guaranty	7,696,750	5,887,952
Low risk	63,789	54,690

Other collaterals and counter guaranty “B”	20,109	15,886
Without senior security or counter guaranty	43,680	38,804
Medium risk	43,144	33,792

Other collaterals and counter guaranty “B”	6,047	3,353
Without senior security or counter guaranty	37,097	30,439
High risk	35,803	33,038

Other collaterals and counter guaranty “B”	5,382	3,312
Without senior security or counter guaranty	30,421	29,726
Uncollectible	13,990	13,188

Other collaterals and counter guaranty “B”	7,784	8,467
Without senior security or counter guaranty	6,206	4,721
Uncollectible, classified as such under regulatory requirements	227	184

Other collaterals and counter guaranty “B”	89	96
Without senior security or counter guaranty	138	88

Total	9,749,206	7,469,144

General Total (1)	22,583,772	18,333,830

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of September 30, 2011 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 18 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of September 30, 2011 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 9 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information referred to above are presented for comparative purposes with the balance sheets and supplemental information for the year ended December 31, 2010.

The statements of income, of changes in stockholders’ equity and cash and cash equivalents flow referred to above (the stand-alone and the consolidated statements) and certain related supplemental information are presented for comparative purposes with the statements and supplemental information for the nine-month period ended September 30, 2010.

The Bank´s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to issue a limited review report on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (“B.C.R.A.”) for the limited reviews of financial statements corresponding to interim periods. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the balance sheet position of the Bank as of September 30, 2011, on the results of its operations, the changes in its stockholders’ equity and its cash and cash equivalents flow for the nine-month period then ended.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in Argentina concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements taken as a whole, we are in position to report that:

a)	the financial statements of BBVA Francés both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

In relation to the figures for the year ended December 31, 2010 and those for the nine-month period ended September 30, 2010, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a)	our Independent Auditors´ Report on the financial statements for the year ended December 31, 2010 was issued on February 9, 2011 and was qualified due to certain departures from professional accounting standards currently in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

b)	our Independent Auditors´ Limited Review Report on the financial statements for the nine-month period ended September 30, 2010 was issued on November 10, 2011, including an observation originated in certain departures from professional accounting standards in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 18 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, November 9, 2011.

ROXANA M. FIASCHE

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: November 17, 2011	By:	/S/ JOSÉ CARLOS LÓPEZ ÁLVAREZ
	Name:	José Carlos López Álvarez
	Title:	Chief Financial Officer